EXHIBIT 99.1

Blue Hat Announced Execution of $66.49 Million Gold Acquisition

Hong Kong, August 29th, 2024 — Blue Hat Interactive Entertainment Technology (“BHAT” or the “Company”) (NASDAQ: BHAT) announced the execution of a 1,000-kilogram (approximately 2,204.62 pounds) gold delivery, officially marking the launch of its gold supply chain business. This delivery follows the framework agreement signed in October 2023 with Macau Rongxin Precious Metals Technology Co., Ltd. (“Macau Rongxin”), a company registered in Macau with registration number: 86918(SO).

The spot price for gold at the time of the October 2023 framework agreement was approximately $61.14 per gram, while the spot price for gold as of August 28, 2024 is approximately $80.61 per gram. The purchase price of the gold delivered to BHAT is approximately $66.49 per gram, for a total purchase price of approximately$66.49 million. This acquisition is a strategic move to develop a gold supply chain business. BHAT plans to leverage this gold in gold supply chain business, providing gold to refineries, wholesalers, and retailers, thereby generating revenue and establishing a robust presence in the gold business.

Chen Xiaodong, CEO of BHAT, commented, “The completion of this significant gold delivery represents a crucial advancement for BHAT in the bulk commodity trading sector. This milestone not only underscores our commitment to expanding our presence in the international market but also strengthens our financial position. We anticipate that this success will drive further growth and unlock additional opportunities for the Company.”

The Company believes that the proceeds from this delivery will enhance its financial flexibility, enabling further expansion within the precious metals market. BHAT remains focused on innovation and operational efficiency as it continues to explore new market opportunities to bolster its competitive standing.

Forward-Looking Statements:

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings, including its Annual Report on Form 20-F. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.